SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2002

Van der Moolen Holding N.V.
 (Translation of Registrant’s Name into english)

Keizersgracht 307
1016 Ed Amsterdam
The Netherlands
(31) 20 535 6789
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                .)

Schedule of Information Contained in this Report:

1.	The English language press release of Van der Moolen Holding N.V. dated May 2, 2002 announcing results for the first quarter of 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: May 3, 2002	By:	/s/ Friedrich M.J. Bottcher

Name: Friedrich M.J. Bottcher
Title: Chairman of the Management Board

By:	/s/ Frank F. Dorjee

Name: Frank F. Dorjee
Title: Chief Financial Officer,
Member of the Management Board

Amsterdam, May 2, 2002

PRESS RELEASE

Van der Moolen reports net income from ordinary activities of € 17.7 million in the first quarter of 2002

Van der Moolen, a specialist and market maker in leading U.S. and European equity, option and fixed income markets, realized net income from ordinary activities of € 17.7 million in the first quarter of 2002, a decline of 43% compared with the first quarter of 2001. Net income from ordinary activities per common share was € 0.45, a decrease of 44% from the first quarter of 2001. Of the 62 trading days in the quarter, Van der Moolen closed 60 (97%) of them with a positive trading result.

Key Figures

	first quarter		%
€ million	2002	2001	change

Revenues	€ 77.9	€ 100.7	– 23%
Operating income before amortization of intangibles	34.0	59.9	– 43%
Net income from ordinary activities	17.7	30.8	– 43%
Guarantee Capital	643.1	275.3
per share (€)
Net income from ordinary activities	€ 0.45	€ 0.81	– 44%

F.M.J. (Fred) Böttcher, Van der Moolen’s CEO, remarked, “There has been no recovery in equity markets to date. Weak turnover and restricted volatility limit trading opportunities for a firm such as ours. With limited exceptions, our trading revenues are down across the board, most notably in European equity markets. Given current uncertainties in the market, it is not possible at this stage to provide a forecast for the full year.”

1/8

First Quarter Results

The first quarter of 2002 was characterized by a continuation of unfavorable market trends. Turnover on the equity exchanges where we are active declined by between 10% and 20% compared with the first quarter of 2001, and exhibited noticeably lower price volatility. Compared with the fourth quarter of 2001, there was some increase in turnover, but a further decrease in volatility significantly reduced our opportunities to trade. Options markets in the United States continued to provide a fiercely competitive trading environment for professional participants.

Revenues amounted to € 77.9 million in the first quarter, a decline of 23% with respect to the same period in 2001. This decrease resulted from negative organic growth (-35%), acquisition effects (+9%) and currency movements, primarily the appreciation of the U.S. dollar relative to the euro (+3%).

Revenues from U.S. operations declined by 16% compared to the same period last year, as a consequence of the negative influence of market conditions on the revenues of Van der Moolen Specialists USA and because of a small trading loss from our U.S. options activities. These were partially offset by the acquisitions of the NYSE specialist firms we made over the course of 2001 and 2002. European revenues declined by 43% as a result of lower revenues from equity trading in Amsterdam, Cologne and London, that were partially offset by revenues from bond trading in London. In the first quarter of 2002, our U.S. activities contributed 82% of total revenues, compared with 76% in the first quarter of 2001.

The revenues of Van der Moolen Specialists USA declined by 8% year-on-year and 6% from the fourth quarter of 2001. The organic decline in revenues was partially offset by the positive contribution of all three NYSE specialist firms we acquired in 2001 and 2002. Van der Moolen Specialists USA closed every trading day of the quarter with a positive trading result.

Revenues from U.S. option activities amounted to a negative € 1.1 million in the first quarter of 2002, a decline relative to the first quarter of 2001 but a slight improvement over their contribution in the fourth quarter of that year. Revenues from Dutch options activities were also slightly negative in the first quarter. The reorganization of our options businesses is progressing according to plan, but current market conditions make it unlikely that they will contribute significantly better results in the near term.

European equity trading revenues showed a sharp decline across the board. In addition to unfavorable market conditions, specific factors such as Amsterdam’s migration to a new trading model and delay with the launch of trading French stocks also played a part in this.

Transaction costs rose by 18% compared with the same period last year, primarily as a result of the expanded scope of our activities.

Total operating expenses rose 5% compared with the first quarter of 2001, as a result of the integration of companies acquired since then and the start of Van der Moolen Bonds in London, although this was partly offset by reduced provisioning for bonuses during the period.

2/8

Operating income (before amortization of intangibles) amounted to € 34.0 million in the first quarter of 2002, a decline of 43% compared with the € 59.9 million earned in the same period of 2001.

Our operating margin (before amortization of intangibles) declined from 59% in the first quarter of 2001 to 44%.

Amortization of intangible assets in connection with assets acquired since January 1, 2001, amounted to € 1.7 million in the first quarter of 2002. No comparable charge was made in the first quarter of 2001.

The effective tax rate on our income from ordinary activities (after deduction of minority interest) was 23% in the first quarter of 2002, compared with 36% in the same period the year before. Lower levels of profitability increased the relative effect of the fiscal amortization of goodwill on U.S. acquisitions, which we had previously written-off directly against shareholders’ equity, and also the relative effect of our Dutch financing vehicle.

Net income from ordinary activities (after deduction of minority interests) declined by 43%, from € 30.8 million in the first quarter of 2001 to € 17.7 million in the first quarter of 2002.

Net income per common share from ordinary activities, calculated on the basis of weighted average common shares outstanding and after deduction of dividends on preferred shares, came to € 0.45, a decrease of 44% below the € 0.81 earned in the first quarter of 2001.

To increase transparency and to facilitate comparisons with our peers, when presenting our annual results for 2001 we reclassified some items within our Profit and Loss Accounts. To aid comparison, we have made similar reclassifications in the presentation of our quarterly figures for last year in an attachment to this press release.

Balance Sheet

Our Balance Sheet total rose from € 2.1 billion on December 31, 2001 to € 2.5 billion on March 31, 2002. The increase is primarily the consequence of consolidating Lyden Dolan Nick and the expansion of trading at Van der Moolen Bonds. Shareholders’ equity rose from € 265.7 million on December 31, 2001 to € 285.7 million on March 31, 2002.

For further information, please contact: Tom Schram, telephone: +31 (0)20 535 67 89. For more information on Van der Moolen, please consult: www.vandermoolen.com.

3/8

Van der Moolen Holding N.V.
Consolidated Profit and Loss Account
(Dutch GAAP, unaudited)

(amounts in millions of euros,	Q1	Q1		Q4	Q3	Q2
except per share data)	2002	2001	%	2001	2001	2001

Specialist activities	62.0	76.3		65.3	63.7	58.8
Market maker activities	12.0	21.1		17.3	6.7	19.7
Other activities	3.9	3.3		6.7	3.5	2.7
Total revenues	77.9	100.7	-23%	89.3	73.9	81.2
Transaction costs	9.1	7.7	18%	10.4	7.9	6.9
Net revenues	68.8	93.0	-26%	78.9	66.0	74.3
Fixed personnel expenses	13.9	10.0		14.4	11.8	11.9
Variable personnel expenses	8.4	14.7		8.7	8.9	10.6
Seat leases 1)	4.6	2.7		4.6	4.1	2.8
Information and communication expenses 1)	1.6	1.2		1.5	1.5	1.9
General and administrative expenses 2)	5.6	4.0		6.5	4.7	5.6
Depreciation	0.7	0.5		0.8	0.7	0.5
Total operating expenses	34.8	33.1	5%	36.5	31.7	33.3
Operating income before amortization of intangible fixed assets	34.0	59.9	-43%	42.4	34.3	41.0
Amortization of intangible fixed assets	1.7	—		1.2	1.3	—
Operating income after amortization of intangible fixed assets	32.3	59.9	-46%	41.2	33.0	41.0
Net interest income (expense)	(3.8)	(1.1)		(3.9)	(3.8)	(1.7)
Income from ordinary activities before tax	28.5	58.8	-52%	37.3	29.2	39.3
Taxation 2)	5.4	17.7		6.2	5.7	8.9
Income from ordinary activities after tax	23.1	41.1	-44%	31.1	23.5	30.4
Extraordinary income after taxation	—	—		—	32.4	—
Extraordinary expense after taxation	—	—		(2.6)	(3.8)	—
Group income after taxation	23.1	41.1	-44%	28.5	52.1	30.4
Minority interest	5.4	10.3		3.5	4.3	7.2
Net income	17.7	30.8	-43%	25.0	47.8	23.2

Net income from ordinary activities	17.7	30.8	-43%	27.6	19.2	23.2
Dividends on financing preferred shares	0.7	0.7		0.7	0.7	0.7
Net income from ordinary activities attributable to holders of common shares	17.0	30.1	-44%	26.9	18.5	22.5
Average number of common shares outstanding	37,547,930	37,218,093	1%	37,354,991	37,347,558	37,347,558
Net income from ordinary activities per common share	€ 0.45	€ 0.81	-44%	€ 0.72	€ 0.49	€ 0.60

Van der Moolen Holding N.V.	Q1	Q1		Q4	Q3	Q2
Revenue breakdown in millions of euros	2002	2001	%	2001	2001	2001

VDM Specialists USA	64.9	70.3		69.0	64.5	58.8
Net gain on principal transactions	54.3	57.4	-5%	57.7	53.7	47.3
Commissions	8.1	7.7	5%	8.3	7.8	7.0
Other	2.5	5.2	-52%	3.0	3.0	4.5
Options USA	(1.1)	5.7	-119%	(2.7)	(4.1)	(0.8)
Market making Europe 3)	11.6	23.1	-50%	17.6	10.9	21.7
Other activities	2.5	1.6	56%	5.4	2.6	1.5

Total revenues	77.9	100.7	-23%	89.3	73.9	81.2

1)	Seat lease costs were formerly included with information and communication expenses.

2)	UBT expenses have been reallocated from general and administrative expenses to taxation

3)	Including revenues formerly reported as ‘Dutch specialist’.

4/8

Van der Moolen Specialists USA (VDMS)	Q1	Q1	Q4	Q3	Q2
Key figures (Dutch GAAP)	2002	2001	2001	2001	2001

VDM Specialists USA revenues ($ million)	56.9	65.4	61.8	57.6	51.7
Net gain on principal transactions ($ million)	47.7	53.4	51.6	48.0	41.6
Commissions ($ million)	7.1	7.2	7.5	6.9	6.1
Other ($ million)	2.1	4.8	2.7	2.7	4.0
Total dollar value of trading NYSE ($ billion)	2,591	2,936	2,496	2,370	2,687
VDMS dollar volume on NYSE ($ billion) *	233	231	244	218	190
VDMS market share in dollar value NYSE	9.0%	7.9%	9.8%	9.2%	7.1%
VDMS dollar value of principal shares traded on the NYSE ($ billion)	81	73	75	69	61
Participation rate	34.9%	31.5%	30.7%	31.4%	32.1%
VDMS net gain on principal transactions ($ million)	47.7	53.4	51.6	48.0	41.6
Realization rate (basis points)	5.9	7.4	6.9	7.0	6.8

Source: NYSE, Van der Moolen

*	Estimates

5/8

Van der Moolen Holding N.V.
Consolidated Balance Sheet
(Dutch GAAP, unaudited)

(amounts in millions of euros)	March 31, 2002		December 31, 2001

Assets
Fixed assets
Intangible fixed assets	240.3		159.4
Tangible fixed assets	10.7		11.1
Financial fixed assets	79.2		67.1

		330.2		237.6
Current assets
Long positions securities	763.8		775.7
Clearing organizations and professional parties	1,057.9		723.1
Accrued income and other receivables	30.6		31.0
Cash and cash-equivalents	362.2		304.2

		2,214.5		1,834.0

Total assets		2,544.7		2,071.6

Shareholders’ equity and liabilities

Shareholders’ equity	285.7		265.7
Minority interest	89.9		64.1

Group equity	375.6		329.8
Subordinated debt	267.5		207.7

Guarantee capital		643.1		537.5
Provisions		15.5		14.7
Long-term liabilities		7.3		7.3
Short-term liabilities
Short positions securities	1,284.8		1,178.4
Clearing organizations and professional parties	367.4		151.6
Short-term loans	126.9		65.5
Advanced by clearing organizations	55.0		46.7
Accrued expenses and other liabilities	44.7		69.9

		1,878.8		1,512.1

Total shareholders’ equity and liabilities		2,544.7		2,071.6

6/8

Van der Moolen Holding N.V.
Net income and Shareholders’ equity
(US GAAP, unaudited)

	1st quarter	1st quarter
(amounts in millions of euros, except per share data)	2002	2001

Net income in accordance with Dutch GAAP	17.7	30.8
Adjustments to reported net income
Amortization of intangible fixed assets	(0.6)	(4.1)
Pensions	0.4	0.6
Stock options	(1.4)	(1.4)
Provisions	—	—
Other	—	—
Taxation	(2.6)	(1.2)

Net income in accordance with US GAAP	13.5	24.7
Dividend on financing preferred shares	(0.7)	(0.7)

Net income in accordance with US GAAP attributable to common shares	12.8	24.0
Average number of common shares outstanding	37,547,930	37,218,093
Diluted average number of common shares outstanding	37,899,970	37,671,177
Net income from ordinary activities per common share in accordance with Dutch GAAP	0.45	0.81
Net income per common share (including net extraordinary income) in accordance with Dutch GAAP	0.45	0.81
Basic earnings per common share in accordance with US GAAP	0.34	0.64
Diluted net income from ordinary activities per common share in accordance with Dutch GAAP	0.45	0.80
Diluted net income per common share (including net extraordinary income) in accordance with Dutch GAAP	0.45	0.80
Diluted earnings per common share in accordance with US GAAP	0.34	0.64

	March 31,	December 31,
(amounts in millions of euros)	2002	2001

Shareholders’ equity in accordance with Dutch GAAP	285.7	265.7
Adjustments to reported shareholders’ equity Goodwill and specialist assignments	345.8	343.1
Pensions	9.3	8.7
Taxation	(19.3)	(16.5)
Other	2.7	2.7

Shareholders’ equity in accordance with US GAAP	624.2	603.7

7/8

Van der Moolen trades on the important equity and derivatives exchanges of Europe and the United States. As an all systems trader, it is active in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume. Van der Moolen’s traders execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results. Van der Moolen’s shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM). The share price in Amsterdam can be followed on www.vandermoolen.com.

Disclaimer:

Certain statements contained in this press release constitute “forward-looking statements”. These statements, which contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning, reflect management’s beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the U.S. Securities and Exchange Commission, specifically our most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

8/8